SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com

April 18, 2008

VIA EDGAR AND BY HAND

Ms. Amanda McManus

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:	Lorillard, Inc. Amendment No. 2 to Registration
Statement on Form S-4 (File No. 333-149051)

Dear Ms. McManus:

On behalf of Lorillard, Inc., a Delaware corporation (the “Company”), enclosed please find a copy of Amendment No. 2 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 1 to the Registration Statement filed with the Commission on March 26, 2008.

The changes reflected in Amendment No. 2 to the Registration Statement include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of April 8, 2008 (the “Comment Letter”). Amendment No. 2 to the Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectuses included in Amendment No. 2 to the Registration Statement.

Securities and Exchange Commission

April 18, 2008

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Registration Statement

General

1.	We note your response to our prior comment 3; however, we still do not understand the purpose of maintaining 2 separate forms of prospectus. Considering that the shareholders considering the separation, exchange and distribution should have all material information about each of the steps in the transactions, please provide your analysis of why an investment decision does not require all of the information contained in both forms of prospectus. Please revise to create a single prospectus or advise.

Although both prospectuses cover the distribution of Lorillard Common Stock, there are two different groups of recipients to which distributions of Lorillard Common Stock are being made in two separate but related steps. The Redemption Prospectus will be delivered to holders of Carolina Group Stock which is being redeemed in the Redemption transaction in exchange for Lorillard Common Stock. The Redemption prospectus constitutes the notice of redemption to such holders and describes the mechanics of the Redemption that are applicable to such holders. The Exchange Offer Prospectus will not be delivered to holders of Carolina Group Stock since the Exchange Offer is not being made to them. Rather, the Exchange Offer is being made to holders of Loews Common Stock and will be delivered to them. The Exchange Offer Prospectus contains the formal offer to exchange Lorillard Common Stock for Loews Common Stock, as well as all of the tender offer mechanics and conditions applicable to such tender offer which are not applicable to the Redemption transaction or to the holders of Carolina Group Stock. The Company believes that incorporating the mechanical elements of both transactions in a single prospectus would unnecessarily confuse holders of both Carolina Group Stock and Loews Common Stock.

The substantive disclosure regarding Lorillard and the Separation (including the effects of the Redemption and the Exchange Offer) will be contained in both prospectuses and will be substantively identical. All of such duplicative disclosure is contained in the complete form of Redemption Prospectus that currently appears in the Registration Statement. Instead of duplicating substantially all of the disclosure so that it would appear twice in the Registration Statement, only the alternate pages for the Exchange Offer Prospectus were included so as to avoid such duplication.

In order to facilitate the Staff’s review, the Company is supplementally sending to the Staff by courier a courtesy copy of a draft of the Exchange Offer Prospectus which integrates the alternate pages with the main disclosure pages. As noted in the Explanatory Note immediately following the facing page of the Registration Statement, each complete form of prospectus will be filed with the Commission in accordance with Rule 424.

Securities and Exchange Commission

April 18, 2008

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2.	Revise in appropriate areas of your disclosure to clearly discuss how you expect the separation to impact each party’s exposure to liability in connection with the tobacco litigation. Your disclosure should discuss whether you believe that Loews is currently at risk to pay damages in connection with the litigation and your expectations as to that exposure after the transactions are completed.

The Company has revised the disclosure on pages 18, 62, and Alt-13 to explain why it does not expect the Separation to alter the legal risk profile of either the Company or Loews in connection with tobacco-related litigation.

Summary, page 1

3.	Please define capitalized terms the first time they are used. We refer to the use of the term “State Settlement Agreements” in the fourth paragraph on page 1.

The Company has revised the disclosure on page 1 and elsewhere in the prospectus to either define capitalized terms where they are first used or to eliminate the use of capitalized terms.

Risk Factors, page 9

4.	Include a risk factor discussing the fact that you do not have a written agreement with your largest customer, McLane Company, Inc.

The Company does not believe that a risk factor relating to the absence of a written contract with McLane Company, Inc., a wholesale customer (“McLane”), is appropriate or necessary, because the absence of such a written contract does not make the Company’s financial position, results of operations, or the offering speculative or risky. The Company does not believe that a written contract would secure or assure the sale and purchase of the Company’s products by McLane in a way that would alter the current nature of their relationship, which is based on supply and demand dynamics.

To the Company’s knowledge, no cigarette manufacturer has written contracts with its wholesale customers in the United States governing the purchase and sale of its products. Rather, wholesalers purchase tobacco products from manufacturers in order to meet their retail customers’ forecast demands for such product and to maximize their own financial and operational efficiencies.

The Company believes that if McLane or any other wholesale customer ceases to purchase tobacco products from it or reduces its purchases to a level that would prevent such wholesaler from adequately servicing its retail customers to meet the ultimate consumer demand for the Company’s products, other wholesalers would correspondingly increase their purchases of the Company’s products to accommodate the demand for such products. Furthermore, the Company does not believe that it would suffer any material loss or dislocation from such a transition among wholesale customers.

Securities and Exchange Commission

April 18, 2008

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Transaction Background, page 20

5.	Revise significantly to discuss the first consideration by Loews’ board of the transaction, whether it occurred at the time of the creation of the tracking stock or otherwise, addressing the original reasons for considering the separation of Loews and Lorillard. Your present disclosure merely states that the board began considering the transactions because they are permitted by the Loews articles of incorporation, but does not state why the board began to contemplate the transactions.

The Company has revised the disclosure under “Transaction Background” beginning on page 20 to clarify when the Loews Board of Directors first considered the transaction and to identify the underlying reasons that Loews’s management initially contemplated for the Separation.

6.	Please revise your disclosure to eliminate generic references to discussions or meetings; instead describe the substance of those discussions or meetings and times in more detail. Avoid terms such as “following” in favor of specific dates. Further, please identify the persons involved in each discussion or meeting, rather than using terms like “senior management” “management,” “outside counsel” or “parties.

The Company has revised the disclosure under “Transaction Background” beginning on page 20 to provide greater specificity as to discussions regarding the Separation by Loews’s management and Board of Directors, and to more clearly identify the parties involved in such discussions.

7.	Revise to address all material benefits and risks considered by the board, as more clearly identified in certain of the supplemental materials provided.

The Company has revised the disclosure under “Transaction Background” beginning on page 20 to more completely and clearly describe the material benefits and risks considered by Loews’s Board of Directors.

8.	Revise to discuss each alternative structure, if any, considered by the board and address why such alternatives were rejected.

Loews’s Board of Directors did not give any material consideration to alternative structures to effect the disposition of Lorillard because the only feasible transaction structure to achieve such result was the combination of the Redemption, Exchange Offer and, if required, the Contingent Dividend.

9.	Revise the last 3 bullet points on page 20 to discuss the reasons why management of Loews feels that these benefits will accrue.

Securities and Exchange Commission

April 18, 2008

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The Company has revised the last three bullet points on page 21 to discuss the reasons why management believes the identified benefits of the Separation will accrue.

Contractual Cash Payment Obligations, page 39

10.	We note your response to our prior comment 27. In addition to disclosing the adjusted payment amounts, please revise to also disclose your base payment obligations under the State Settlement Agreements.

The Company has revised the disclosure on pages 38-39 to clarify that it does not have a “base payment obligation.” Rather, the Original Participating Manufacturers collectively share a base payment obligation which is then adjusted based on certain criteria, all of which are specified in the State Settlement Agreement and disclosed in general terms on pages 38-39. Following the calculation of the aggregate adjusted payment obligation, the Company’s allocation is determined based on its relative market share. The Company has included a cross-reference to such disclosure under the caption “Contractual Cash Payment Obligations” on page 39.

Raw Materials and Manufacturing, page 45

11.	We note your response to our prior comment 31. For purposes of clarity, consider revising to disclose the percentage of your leaf tobacco that is domestic and the percentage that is foreign grown.

The Company does not believe that disclosure of the percentage of domestic or foreign grown tobacco leaf that it purchases is relevant to an investor evaluating the Company or considering the Separation. The Company purchases its requirements of tobacco leaf based on the global availability of the types and quality of the leaf it needs to produce the tobacco blends for its products, and on the price of such leaf. The comparative percentages of the Company’s purchases may differ from year to year based on these factors.

The Company strives to purchase its tobacco leaf requirements in the most effective and efficient manner available to it. The percentage of domestic versus foreign tobacco that the Company purchases is not a material factor in its business operations, as long as the Company is able to obtain its required tobacco leaf supply at competitive prices. The Company believes that such supply is available through the purchase of such leaf through a combination of domestic and foreign sources.

Securities and Exchange Commission

April 18, 2008

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Financial Statements

Report of Independent Registered Accounting Firm, page F-2

12.	We note your responses to our prior comment numbers 43 and 60. As previously requested, revise to remove the restrictive legends that precede the report and consent of the independent registered accounting firm prior to the planned effectiveness of the Company’s Form S-4 registration statement.

Deloitte & Touche LLP has advised the Company that it intends to remove the restrictive legend preceding its report prior to the effectiveness of the Registration Statement. The report without the restrictive legend will be contained in a pre-effective amendment to the Registration Statement.

Consolidated Statements of Cash Flows, page F-6

13.	We note that for the year ended December 31, 2007 net cash provided by operating activities includes $72 million categorized as “other.” Please revise to separately present any material amounts included in this “other” category as separate line items on the face of the statements of cash flows.

The Company has revised the Consolidated Statement of Cash Flows on page F-6 to include a line item “Litigation accrual” in addition to “Other” under “Changes in operating assets and liabilities.” Changes in operating assets and liabilities related to litigation accrual for the year ended December 31, 2007 included a $66 million charge for a reserve related to Scott v. The American Tobacco Company, et al. (District Court, Orleans Parish, Louisiana, filed May 24, 1996), a class action on behalf of certain cigarette smokers resident in the State of Louisiana.

Notes to the Financial Statements

Other Investments, page F-8

14.	We note your disclosure that during the fourth quarter of 2007, you notified certain limited partnerships of your intention to liquidate your position as of December 31, 2007, and accordingly recorded a receivable of $198 million for the amount you expect to receive. Please explain to us and disclose in the notes to the financial statements, how you calculated or determined the amount of the receivable recorded. Also, please explain why you believe collection of this receivable is reasonably assured.

The Company has revised the disclosure on page F-8 to state that its receivable of $198 million was based upon its capital accounts as of December 31, 2007. As of April 8, 2008, $197 million has been received. The Company expects to receive the remaining $1 million in the next twelve months. The disclosure included in Amendment No. 1 to the Registration Statement was based on the most recent information then available.

Securities and Exchange Commission

April 18, 2008

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Tobacco Settlement Costs, page F-8

15.	We note from your response to our prior comment 51 that you revised your disclosure in Note 1 so the amounts are consistent with the disclosure in Note 9. However, we do not believe that you have fully responded to our prior comment. As previously requested, please explain when these amounts are paid and indicate the nature of the remaining settlement cost liability on the balance sheets as of December 31, 2007 and 2006.

The Company has revised the disclosure on page F-8 to explain its obligations under the State Settlement Agreements, including when these amounts are paid and the nature of the remaining liability.

Securities and Exchange Commission

April 18, 2008

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Please telephone the undersigned at (212) 735-2918 if you have any questions or need any additional information.

Very truly yours,

/s/ Gregory A. Fernicola Gregory A. Fernicola

cc:	Ronald S. Milstein
General Counsel, Lorillard, Inc.

Gary W. Garson
General Counsel, Loews Corporation